BLACKROCK CLOSED-END FUNDS

June 18, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sirs:

Pursuant to Section 17(g) of the Investment Company Act of 1940, as amended, and Rule 17g-1 thereunder, I hereby enclose for filing a copy of endorsements that extended the joint insured bond with respect to the BlackRock closed-end funds listed below. Premiums on the bonds were paid through November 1, 2007.

Should you have any questions regarding this filing, feel free to contact me at (212) 810-3806.

Sincerely,

/s/ Janey Ahn

Janey Ahn
Assistant Secretary
BlackRock Closed-End Funds

VIGILANT INSURANCE COMPANY
Endorsement No.:	14
Bond Number:	81448382

NAME OF ASSURED: BLACKROCK INCOME TRUST

EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD	from 12:01 a.m. on	September 29, 2006
	to 12:01 a.m. on	November 1, 2007

This Endorsement applies to loss discovered after 12:01 a.m. on September 29, 2007.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

Date: October 4, 2007

By:	/s/ Robert Hamburger
Authorized Representative

VIGILANT INSURANCE COMPANY
Endorsement No.:	15
Bond Number:	81448382

NAME OF ASSURED: BLACKROCK INCOME TRUST

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 13 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on March 30, 2007.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2007

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

By:	/s/ Robert Hamburger
Authorized Representative

VIGILANT INSURANCE COMPANY
Endorsement No.:	16
Bond Number:	81448382

NAME OF ASSURED: BLACKROCK INCOME TRUST

AMENDED NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED on the DECLARATIONS for this Bond is amended to include the following:

THE BLACKROCK INCOME TRUST, INC.
BCT SUBSIDIARY FUND
BGT SUBSIDIARY FUND (BGTS)
BAT SUBSIDIARY FUND (BATS)
THE BLACKROCK ADVANTAGE TERM TRUST INC.
THE BLACKROCK BROAD INVESTMENT GRADE 2009 TERM TRUST INC.
THE BLACKROCK CALIFORNIA INVESTMENT QUALITY MUNICIPAL TRUST INC.
THE BLACKROCK CALIFORNIA INSURED MUNICIPAL 2008 TERM TRUST INC.
THE BLACKROCK FLORIDA INSURED MUNICIPAL 2008 TERM TRUST INC.
THE BLACKROCK FLORIDA INVESTMENT QUALITY MUNICIPAL TRUST INC.
THE BLACKROCK HIGH YIELD TRUST
THE BLACKROCK INSURED MUNICIPAL TERM TRUST INC.
THE BLACKROCK INSURED MUNICIPAL 2008 TERM TRUST INC.
THE BLACKROCK INVESTMENT QUALITY MUNICIPAL TERM TRUST INC.
THE BLACKROCK INVESTMENT QUALITY TERM TRUST INC.
THE BLACKROCK MUNICIPAL TARGET TERM TRUST INC.
THE BLACKROCK NORTH AMERICAN GOVERNMENT INCOME TRUST INC.
THE BLACKROCK NEW JERSEY INVESTMENT QUALITY MUNICIPAL TRUST INC.
THE BLACKROCK NEW YORK INSURED MUNICIPAL 2008 TERM TRUST INC.
BTM SUBSIDIARY FUND
THE BLACKROCK NEW YORK INVESTMENT QUALITY MUNICIPAL TRUST INC.
THE BLACKROCK PENNSYLVANIA STRATEGIC MUNICIPAL TRUST
THE BLACKROCK STRATEGIC MUNICIPAL TRUST
THE BLACKROCK STRATEGIC TERM TRUST INC.
THE BLACKROCK TARGET TERM TRUST INC.
THE BLACKROCK MUNICIPAL INCOME TRUST
THE BLACKROCK CALIFORNIA MUNICIPAL INCOME TRUST
THE BLACKROCK FLORIDA MUNICIPAL INCOME TRUST
THE BLACKROCK NEW JERSEY MUNICIPAL INCOME TRUST
THE BLACKROCK NEW YORK MUNICIPAL INCOME TRUST
THE BLACKROCK INVESTMENT QUALITY TERM TRUST SUBSIDIARY
THE BLACKROCK STRATEGIC TERM TRUST SUBSIDIARY
THE BLACKROCK BROAD INVESTMENT GRADE 2009 TERM TRUST SUBSIDIARY
THE BLACKROCK BROAD INVESTMENT GRADE 2009 TERM TRUST
THE BLACKROCK ADVANTAGE TERM TRUST SUBSIDIARY
BLACKROCK MUNICIPAL 2018 TERM TRUST
BLACKROCK CALIFORNIA MUNICIPAL 2018 TERM TRUST
BLACKROCK NEW YORK MUNICIPAL 2018 TERM TRUST
BLACKROCK CORE BOND TRUST

ICAP Bond
Form 17-02-6272 (Ed. 8-04)   Page 1

BLACKROCK STRATEGIC BOND TRUST
BLACKROCK MUNICIPAL BOND TRUST – BBK
BLACKROCK NY MUNICIPAL BOND TRUST – BQH
BLACKROCK CA MUNICIPAL BOND TRUST – BZA
BLACKROCK MD MUNICIPAL BOND TRUST – BZM
BLACKROCK NJ MUNICIPAL BOND TRUST – BLJ
BLACKROCK VA MUNICIPAL BOND TRUST – BHV
BLACKROCK FL MUNICIPAL BOND TRUST – BIE
BLACKROCK MUNICIPAL INCOME TRUST II (BLE)
BLACKROCK CALIFORNIA MUNICIPAL INCOME TRUST II (BCL)
BLACKROCK NEW YORK MUNICIPAL INCOME TRUST II (BFY)
BLACKROCK INSURED MUNICIPAL INCOME TRUST (BYM)
BLACKROCK CALIFORNIA INSURED MUNICIPAL INCOME TRUST (BCK)
BLACKROCK FLORIDA INSURED MUNICIPAL INCOME TRUST (BAF)
BLACKROCK NEW YORK INSURED MUNICIPAL INCOME TRUST (BSE)
BLACKROCK PREFERRED OPPORTUNITY TRUST
PARTNERS BALANCE TURST
BLACKROCK LIMITED DURATION INCOME TRUST (BLW)
BLACKROCK MUNICIPAL 2020 TERM TRUST
BLACKROCK FLORIDA MUNICIPAL 2020 TERM TRUST
BLACKROCK STRATEGIC DIVIDEND ACHIEVERS TRUST
BLACKROCK DIVIDEND ACHIEVERS TRUST (BDV)
S&P QUALITY RANKINGS GLOBAL EQUITY MANAGED TRUST
BLACKROCK GLOBAL ENERGY AND RESOURCES TRUST
BLACKROCK GLOBAL FLOATING RATE INCOME TRUST
BLACKROCK HIGH INCOME SHARES
BLACKROCK HEALTH SCIENCES TRUST
BLACKROCK GLOBAL OPPORTUNITIES EQUITY TRUST
THE BLACKROCK ENHANCED DIVIDEND ACHIEVERS TRUST
BLACKROCK WORLD INVESTMENT TRUST
BLACKROCK LONG-TERM MUNICIPAL ADVANTAGE TRUST “BTA”
BLACKROCK REAL ASSET EQUITY TRUST (BCF)
BLACKROCK PREFERRED AND EQUITY ADVANTAGE TRUST
BLACKROCK GLOBAL EQUITY INCOME TRUST
BLACKROCK ECOSOLUTIONS INVESTMENT TRUST
BLACKROCK INTERNATIONAL GROWTH AND INCOME TRUST

This Endorsement applies to loss discovered after 12:01 a.m. on May 30, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2007

ICAP Bond
Form 17-02-6272 (Ed. 8-04)   Page 2

By:	/s/ Robert Hamburger
Authorized Representative

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490PB1278	DATE ENDORSEMENT OR RIDER EXECUTED 09/27/07	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY 09/29/06

* ISSUED TO

BLACKROCK FINANCIAL MANAGEMENT, INC.

POLICY EXTENSION ENDORSEMENT MEL4956 Ed. 02-07 (For Use with XP001
Ed. 02-05)

In consideration of the additional premium of $2,183.00 , it is understood and agreed that Item 2. Policy Period is amended to read:

Item 2. Policy Period: From: 09/29/2007 12:01 A.M.. To: 11/01/2007 12:01 A.M. Local time at the address shown in Item 1.

It is also understood and agreed that the Limit of Liability for the extended Policy Period is part of, and not in addition to, the Limit of Liability stated in Item 3 of the Declarations and that this extension of the Policy Period shall not operate in any way to increase the Limit of Liability stated in Item 3 of the Declarations.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By

Authorized Representative

INSURED

2007 The St. Paul Travelers Companies, Inc. All Rights Reserved